Maverick Tube Corporation Ratio of Earnings to Fixed Charges	Exhibit 12.1

	Nine months ended September 30,		For the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Pretax income from continuing operations	147,680	220,555	278,762	41,980	3,722	62,656	34,543

Fixed Charges:
Interest expense including amortized debt issuance costs	10,478	6,983	10,374	9,637	4,325	3,090	3,177
Capitalized Interest	1,331	495	868	670	616	1,251	2,937
Interest portion of rent expense (1)	1,320	1,237	1,649	1,332	1,369	1,452	1,260

Total Fixed Charges	13,129	8,715	12,891	11,639	6,310	5,793	7,374

Plus amortization of capitalized interest	380	380	380	380	380	380	380
Less Capitalized Interest	1,331	—	868	670	616	1,251	2,937

Earnings	159,858	229,650	291,165	53,329	9,796	67,578	39,360

Ratio of Earnings to Fixed Charges	12.2	26.4	22.6	4.6	1.6	11.7	5.3

(1)	Calculated as one-third of rent expense, which is a reasonable approximation of the interest factor.